UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Annual Financial Report, dated 21 February 2019

21 February 2019
LEI: 213800F8E4X648142844

Micro Focus International plc

Annual Financial Report

Publication of the Micro Focus International plc Annual Report and Accounts

Micro Focus International plc (the “Company”) announces that it has today published its Annual Report and Accounts for the period ended 31 October 2018 (the “2018 Annual Report”).

In accordance with Listing Rule 9.6.1, the 2018 Annual Report has been submitted to the National Storage Mechanism and will shortly be available at www.morningstar.co.uk/uk/NSM.

The 2018 Annual Report will also be shortly available on the Company's website at www.microfocus.com.

In accordance with DTR 6.3.5(2)(b), the information set out in the Appendix to this announcement is extracted in full unedited text from the 2018 Annual Report and should be read in conjunction with the Company's Final Results Announcement issued on 14 February 2019, both of which can be found at www.microfocus.com. Together, these constitute the material required by DTR 6.3.5(2)(b) to be communicated to the media in full unedited text through a Regulatory Information Service. This material is not a substitute for reading the 2018 Annual Report in full and page numbers in the Appendix refer to those in the 2018 Annual Report.

Jane Smithard
Company Secretary
21 February 2019

Enquiries:

Micro Focus Tim Brill, IR Director Ben Donnelly, IR Manager	Tel: +44 (0)1635 565200 Tel: +44 (0)1635 565574

About Micro Focus Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

Appendix

1.
Statement of directors’ responsibilities in respect of the financial statements

The following information has been reproduced from pages 114 and 115 of the 2018 Annual Report:

The directors are responsible for preparing the Annual Report and the Group and parent Company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union (collectively “IFRS”) and Company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 102 “The Financial Reporting Standard applicable in the UK and Republic of Ireland”, and applicable law).

Under company law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent Company and of their profit or loss for that period. In preparing each of the Group and parent Company financial statements, the directors are required to:

●
select suitable accounting policies and then apply them consistently;

●
make judgements and estimates that are reasonable, relevant and reliable;

●
state whether they have been prepared in accordance with IFRSs as adopted by the EU;

●
assess the Group and parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and

●
use the going concern basis of accounting unless they either intend to liquidate the Group or the parent Company or to cease operations or have no realistic alternative but to do so.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent Company’s transactions and disclose with reasonable accuracy at any time the financial position of the parent Company and enable them to ensure that its financial statements comply with the Companies Act 2006. They are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Strategic Report, Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement that complies with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility statement of the directors in respect of the annual financial report

We confirm that to the best of our knowledge:

●
the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

●
the strategic report and Directors’ report include a fair review of the development and performance of the business and the position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

We consider the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy.

By order of the board,

2.
Principal risks and uncertainties

The following information has been reproduced from pages 33 to 40 of the 2018 Annual Report:

Principal Risks and Uncertainties

In common with all businesses, the Group could be affected by risks and uncertainties that may have a material adverse effect on its business operations and achieving its strategic objectives including its business model, future performance, solvency, liquidity and/or reputation. These risks could cause actual results to differ materially from forecasts or historic results. Accepting that risk is an inherent part of doing business, the Board is mindful of the interdependencies of some risks. Where possible, the Group seeks to mitigate risks through its RMF, internal controls and insurance, but this can only provide reasonable assurance and not absolute assurance against material losses. In particular, insurance policies may not fully cover all of the consequences of any event, including damage to persons or property, business interruptions, failure of counterparties to conform to the terms of an agreement or other liabilities.

The following are the principal risks and uncertainties, potential impacts and mitigations that are relevant to the Group as a provider of software products and associated services at this time. They do not comprise all of the risks associated with the Group and are not set out in priority order. Additional risks not presently known to management, or currently deemed to be less material, may also have an adverse effect on the Group.

The net risk movement from the prior period for each principal risk has been assessed and presented as follows:
● ↔ No change;
● ↑ Increased net risk exposure; and
● ↓ Reduced net risk exposure

Products
Risk Trend	Link to Business Model: Make software	Risk Category: Marketplace
Principal Risk Description
To remain successful, the Group must ensure that its products continue to meet the requirements of customers and must be effectively balanced between growth and legacy products. Investment in research and innovation in product development is essential to meet customer and partner requirements in order to maximise revenues and corporate performance. The Group has a large number of products, at differing stages of their life-cycle. The extent of investment in each product set needs to be managed and prioritised considering the expected future prospects, to ensure an effective balance between growth and legacy products. The Group’s business and reputation may be harmed by errors or defects in its products.

Potential Impact
If products do not meet the requirements of customers, they will seek alternative solutions, resulting in the loss of new revenue opportunities and the cancellation of existing contracts. Insufficient focus on key research and development projects may damage the long-term growth prospects of the Group.

Mitigation
When considering investment priorities, both organic and inorganic, the Group evaluates its options against a set of characteristics mapped to each stage of the product life-cycle, enabling the categorisation of its product portfolio into the following: new models, growth drivers, optimise and core (further details are set out on page 23 (Business Model section)).

As set out on page 24 (Business Model section) the Group continues to align resources and develop propositions across four main focus areas: Enterprise DevOps; Hybrid IT Management; Security, Risk & Governance; and Predictive Analytics and to improve the interaction between Product Management, Product Development, Sales and Marketing. The Micro Focus product portfolio consists of five product groups with over 300 product lines, as set out on page 28 (Portfolio Review), which are uniquely positioned to help customers maximise existing software investments and embrace innovation. The Group has improved alignment and applied robust application of the four-box model across the Enlarged Group, as set out on page 23 (Business Model section). The product portfolio is focused on delivering “customer centric innovation” that delivers tangible business impact for customers in all stages of the software life-cycle.

Go-To-Market (“GTM”) Models
Risk Trend	Link to Business Model: Sell software	Risk Category: Marketplace
Principal Risk Description
For the Group to succeed in meeting revenue and growth targets it requires successful GTM models across the full product portfolio, with effective strategies and plans to exploit channel opportunities and focus the sales force on all types of customer categories. In addition, effective GTM models may be more successful if accompanied by compelling Micro Focus brand awareness programmes. The Group is dependent upon the effectiveness of its sales force and distribution channels to maintain and grow licence, maintenance and consultancy sales.

Potential Impact Poor design and/or execution of GTM plans may limit the success of the Group by targeting the wrong customers through the wrong channels and using the wrong product offerings
Mitigation
As set out on page 19 of the Chief Executive’s Strategic Review, there has been good progress in the development of the Group's customer and partner proposition. Across the five product categories that the Group reports against, the Group has great depth of capability and experience to help its customers address some of the most complex challenges they face. To best enable the Group's customers to exploit this breadth and depth it is aligning resources and developing compelling propositions across four focus areas – Enterprise DevOps; Hybrid IT Management; Security, Risk & Governance; and Predictive Analytics.

Sales execution has received considerable attention and improvement measures have focused on the consistent execution of simpler, more effective sales processes, better alignment and accountability within the sales management teams through the removal of unnecessary global structures and management layers, organisational changes to align marketing and product teams much more tightly and investments made to build a consistent approach to enablement globally. We have strengthened the team through the appointment of Jon Hunter as Chief Revenue Officer.

Competition
Risk Trend	Link to Business Model: Sell software	Risk Category: Marketplace
Principal Risk Description
Comprehensive information about the markets in which Micro Focus and SUSE operate is required for the Group to assess competitive risks effectively and to perform successfully. The Group operates in a number of competitive markets and success in those markets depends on a variety of factors.

Potential Impact
Failure to understand the competitive landscape adequately and thereby identify where competitive threats exist may damage the successful sales of the Group’s products. If the Group is not be able to compete effectively against its competitors, it is likely to lose market share, which may result in decreased sales and weaker financial performance.

Mitigation
Group product plans contain an analysis of competitive threats and subscriptions to industry analyst firms are leveraged to better understand market dynamics and competitor strategies. In addition, customer contact programmes are analysed for competitive intelligence. Micro Focus and SUSE continue to monitor and review intelligence on market threats to focus on offering best in class service to customers.

Employees and Culture
Risk Trend	Link to Business Model: Make, Sell, Support software	Risk Category: Infrastructure
Principal Risk Description
The retention and recruitment of highly skilled and motivated employees, at all levels of the Group, is critical to the success and future growth of the Group in all countries in which it operates. Employees require clear business objectives, and a well-communicated vision and values, for the Group to achieve alignment and a common sense of corporate purpose among the workforce.

Potential Impact
Failure to retain and develop skill sets, particularly in sales, IT and research and development, may hinder the Group’s sales and development plans. Weak organisational alignment and inadequate incentivisation may lead to poor performance and instability. It could also have an adverse impact on the realisation of strategic plans.

Mitigation
Successful cultural alignment across the Group is intrinsic to the way we do business and is a key focus for the Group. Leading by example from the top is a key driver. The Group has policies in place to help ensure that it is able to attract and retain employees of a high calibre with the required skills. These policies include training, career development and long-term financial incentives. The Group also has in place a performance management and appraisal system. Succession plans have been developed and are in place for key leadership positions within the Company. During the period a new Chief Human Resources Officer was appointed. In the period the Group also took significant action to develop its management capability both internally, by training and promotions, and through external hires.

Tax
Risk Trend	Link to Business Model: Support software	Risk Category: Financial
Principal Risk Description
The tax treatment of the Group’s operations is subject to the risk of challenge by tax authorities in all territories in which it operates. Cross-border transactions may be challenged under tax rules and initiatives targeting multinationals’ tax arrangements, including the OECD’s Base Erosion and Profit Shifting project and EU state aid rules. As a result of the HPE Software business acquisition, the Group may be required under the tax matters agreement entered into with HPE (the “TMA”) to indemnify HPE, if actions undertaken by the Group affect the tax treatment of the separation of HPE Software business from HPE.

Future changes to US and non-US tax laws could adversely affect the Group. The Group will be subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental authorities.

Potential Impact
Tax liabilities in various territories in which the Group operates, particularly as a result of the HPE Software business acquisition, could be significantly higher than expected. The Group may be obliged to make indemnification payments to HPE under the TMA, which, if payable, would likely be substantial.

Mitigation
Tax laws, regulations and interpretations are kept under on-going review by the Group and its advisors. The Group reviews its operations, including the structuring of intra-Group arrangements, on a periodic basis to ensure that all relevant laws are complied with and that risks are identified and mitigated appropriately. External professional advice is obtained ahead of material structuring activity and to support positions taken in financial statements and local tax returns where there is significant uncertainty or risk of challenge. During the period, a governance framework and process has been developed to remind relevant employees of the requirements and guiding principles to comply with the obligations under the TMA.

Business Strategy and Change Management
Risk Trend	Link to Business Model: Make, Sell, Support software	Risk Category: Marketplace
Principal Risk Description
The Group is engaged in a number of major change projects, including acquisitions and divestments, to shape and grow the business by strengthening the portfolio of products and capabilities and IT projects to standardise systems and processes. The successful integration of businesses will build a solid base for further expansion. These projects expose the Group to significant transformation risks. The Group’s strategy may involve the making of further acquisitions to protect or enhance its competitive position and failure to identify, manage, complete and integrate acquisitions, divestitures and other significant transactions successfully could have a material adverse effect on the Group’s business.

The integration of the HPE Software business and the divestment of SUSE are both complex transactions with a range of integration and separation risks. The integration of the HPE Software business with the existing businesses carried on by the Group may be more time consuming and costly than anticipated. Successful execution of the SUSE divestment may be compromised by adding a new level of complexity to an existing heightened operation environment across the Group and be a distraction to deliver business plans.

Potential Impact
Failure to analyse, execute and co-ordinate the various integration, divestment and transformation programmes successfully may result in the disruption of the on-going business without delivering the anticipated strategic and operational benefits of such transactions. In addition, this may affect the ability to execute strategic plans for growth.

Mitigation
As set out on page 15. The Group has an established acquisition strategy and focus on efficient execution in the mature infrastructure software market. The delivery and execution of the HPE Software business integration and the SUSE divestment is controlled and mitigated by respective dedicated full-time programme offices. During the period there have been enhancements made to programme governance. The operating plan is focused on delivering targeted, relevant business outcomes and the simplification of business operations to improve empowerment, speed and accountability of decision-making and drive a heightened sense of urgency across all aspects of execution. Programme risks and interdependencies are managed carefully including the utilisation of detailed deep dives, cross functional integration/divestment walk the walls sessions, a cadence of weekly and daily cross functional calls and risk assessments to ensure that execution of the various projects are successfully aligned to minimise any disruption to business as usual. The integration and harmonisation will continue as a key area of principal risk in the forthcoming year.

Intellectual Property (“IP”)
Risk Trend	Link to Business Model: Make software	Risk Category: Marketplace
Principal Risk Description
The Group is dependent upon its intellectual property, and its rights to such intellectual property may be challenged or infringed by others or otherwise prove insufficient to protect its business. Some of the Group’s SUSE products utilise Open Source technology, which is dependent upon third party developers. The Group’s products and services depend in part on intellectual property and technology licenced from third parties, and third-party claims of intellectual property infringement against the Group may disrupt its ability to sell its products and services.

Potential Impact Failure could adversely affect the ability of the Group to compete in the market place and affect the Group’s revenue and reputation.
Mitigation
There are procedures in place across the Group to ensure the appropriate protection and use of the Group’s brands and IP and these are monitored by the IP Panel and Legal team. During the period, the IP Panel and Group IP procedures were updated and extended across the Enlarged Group.

Legal and Regulatory Compliance
Risk Trend	Link to Business Model: Support software	Risk Category: Reputational
Principal Risk Description
The Group operates across a number of jurisdictions and two regulated exchanges. Compliance with national and regional laws and regulations is essential to successful business operations. The Group may be involved in legal and other proceedings from time to time, and as a result may face damage to its reputation or legal liability. The Group has entered into various acquisitions and a disposal over recent years and may be subject to, or have the benefit of, certain residual representations, warranties, indemnities, covenants or other liabilities, obligations or rights. The Group has a variety of customer contracts in a variety of sectors, including Government clients.

Potential Impact
Failure to comply could result in civil or criminal sanctions (i.e. personal liability for directors), as well as possible claims, legal proceedings, fines, loss of revenue and reputational damage.

Mitigation
The Group has in place policies and procedures to mitigate these risks. The Group’s legal and regulatory team, enhanced by specialist external advisors as required, monitor and review compliance. There is a Compliance Committee, which reports into the board. All staff are subject to mandatory compliance training. The Group is committed to ensuring ongoing compliance with anti-bribery and corruption, data protection and market abuse and insider dealing laws. A new, integrated Code of Conduct was rolled out in August 2018, with supporting training materials distributed to all employees during October 2018. Significant work was undertaken during the period to ensure compliance with the General Data Protection Regulation (“GDPR”). This included the approval of four new data protection policies by the board, GDPR Awareness training being circulated to all employees, and regular communications to employees is on-going regarding the importance of compliance with the requirements. Data protection compliance is subject to on-going monitoring by our privacy team. The compliance environment is also strengthened by the implementation of SOX controls, as set out on page 41.

Macro Economic Environment and Brexit
Risk Trend	Link to Business Model: Sell, Support software	Risk Category: Marketplace
Principal Risk Description
The Group’s businesses may be subject to inherent risks arising from the general and sector specific economic and political conditions in one or more of the markets in which the Group operates. This is heightened by the fact the Group sells and distributes its software products globally. Exposure to political developments in the United Kingdom, including the terms and manner of the UK’s withdrawal from the EU, could have an adverse effect on the Group.

Potential Impact Adverse economic conditions could affect sales, and other external economic or political matters, such as price controls, could affect the business and revenues.
Mitigation
The spread of jurisdictions allows the Group to be flexible to adapt to changing localised risk to a certain extent. The Group has business continuity plans and crisis management procedures in place in the event of political events or natural disasters.

The Group has a cross functional Brexit Working Group with processes in place to assess, respond, monitor and track the impact of Brexit on our businesses, and associated risks, as matters progress and how the business can seek to mitigate these risks. Areas under review for possible impacts include people, tax, treasury, regulatory and commercial matters.

IT Systems and Information
Risk Trend	Link to Business Model: Support software	Risk Category: Infrastructure
Principal Risk Description
The Group’s operations, as with most businesses, are dependent on maintaining and protecting the integrity and security of the IT systems and management of information. Integration of HPE Software business with the existing businesses, including the respective IT systems, may be more time consuming and costly than anticipated, given the amount of change management that is involved. The Group continues to operate on two IT architectures with the attendant complexity to business operations and the control environment.

Potential Impact
Disruption to the IT systems could adversely affect business and Group operations in a variety of ways, which may result in an adverse impact on business operations, revenues, customer relations, supplier relations, and reputational damage. Dependency on IT providers could have an adverse impact on revenue and compliance in the event that they cannot resume business operations.

Mitigation
The Group continues to focus its efforts on the stabilisation of the HPE Software business infrastructure. Progress has been made with the system now being stable and able to support the business. To maintain the required control environment the Group relies upon automated, semi-automated and manual controls together with a combination of preventative and detective controls. A Vendor Management process is in place to allow for better involvement and engagement with third party IT providers. In relation to the SUSE divestment, a dedicated IT Program Director is in place to lead the SUSE IT separation and execution, working under the Divestment Programme Management office.

There is an on-going programme of simplification being delivered, with a parallel project approved by the board and now underway to build the future, simplified systems architecture for the Group (as set out in the Chief Executive’s Strategic Review set out on page 20). The IT control environment is also being improved as part of the implementation of controls to meet Sarbanes-Oxley Act 2002 (SOX) compliance, as set out on page 41.

Cyber Security (previously part of IT systems and information)
Risk Trend:	Link to Business Model: Support software	Risk Category: Infrastructure
Principal Risk Description
Risk of hacking or other cybersecurity threat leading to data loss and/or disruptions to business. The IT environments of both the Group and its customers may be subject to hacking or other cybersecurity threats, which may harm customer relationships, financial performance and the market perception of the effectiveness of the Group’s products.

Potential Impact Data loss, which could harm client and customer relationships, compliance and/or perception of the effectiveness of the Group's products.
Mitigation
The Group works continually to counter the risk posed by the current and emerging cyber security threat landscape. The cyber team manages the security of our data, technology and training programme to protect the performance and availability of the Group IT systems. Group-wide cyber readiness policies and processes are in place. Cyber security testing in critical areas of the business is on-going, Group-specific vulnerabilities are reviewed and continuously managed.

Treasury
Risk Trend	Link to Business Model: Support software	Risk Category: Financial
Principal Risk Description
The Group operates across a number of jurisdictions and so is exposed to currency fluctuations. The risk of foreign exchange fluctuations may be increased as a result of Brexit.

The Group targets a Net Debt to Adjusted EBITDA ratio of 2.7 times and may require additional debt funding in order to execute its acquisition strategy. The Group is exposed to interest rate risk related to its variable rate indebtedness, which could cause its indebtedness service obligations to increase significantly.

The Group’s operational and financial flexibility may be restricted by its level of indebtedness and covenants and financing costs could increase or financing could cease to be available in the long term. The Group may incur materially significant costs if it breaches its covenants under its banking arrangements.

Potential Impact
The relative values of currencies can fluctuate and may have a significant impact on business results. Insufficient access to funding could limit the Group’s ability to achieve its desired capital structure or to complete acquisitions. An increase in interest rates could have a significant impact on business results.

Mitigation
The Group’s operations are diversified across a number of currencies, with limited exposure to £ Sterling. Key currency exposures are detailed on page 144. Changes in foreign exchange rates are monitored, exposures regularly reviewed and actions taken to reduce exposures where necessary. The Group provides extensive constant currency reporting to enable investors to better understand the underlying business performance.

The Group has significant committed facilities in place, the earliest of which matures in November 2021 and sufficient headroom to meet its operational requirements. The Group seeks to maintain strong relationships with its key banking partners and lenders and to proactively monitor the loan markets. The Group also has strong engagement with the providers of equity capital, which represents an alternative source of capital. Currency change fluctuations as a result of Brexit are being monitored by the Brexit Working Group.

The Group holds interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250.0m of the debt issued by a Group subsidiary company, Seattle Spinco, Inc. from 19 October 2017 to 30 September 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.94% and receives one month USD LIBOR.

Monitoring policies and procedures are in place to reduce the risk of any covenant breaches under the Group’s banking arrangements. At 31 October 2018, $nil of the Revolving Facility was drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of Revolving Facility was drawn at 31 October 2018, no covenant test is applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 21 February 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer